Corporate Partners & Co. LLC

Financial Statements and
Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69303

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Corporate Partners & Co. LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1270 Avenue of the Americas, Ste 300
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Kagan	212-332-5820	kaganj@corporatepartne
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St., Suite 1300	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Kagan_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Corporate Partners & Co. LLC_____, as of December 31_____, 2025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Catherine M. Mason
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01MA6173498
Qualified in Queens County
Commission Expires 8/27/27

Catherine M. Mason
March 6, 2026

Signature: _____

Title:
Managing Member

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CORPORATE PARTNERS & CO. LLC

TABLE OF CONTENTS



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Corporate Partners & Co. LLC

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Corporate Partners & Co. LLC (the Company) as of December 31, 2025, and the related notes (collectively, the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2026.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 6, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

CORPORATE PARTNERS & CO. LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS:		
Cash	$	112,199
Accounts receivable		32,500
Other assets		33,002
Total assets	$	177,701
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	12,000
Due to affiliate		53,249
Total liabilities		65,249
MEMBERS' EQUITY:		112,451
Total liabilities and members' equity	$	177,701

See accompanying notes to financial statements.

CORPORATE PARTNERS & CO. LLC

NOTES TO FINANCIAL STATEMENTS

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Corporate Partners & Co. LLC, formerly Corporate Partners Advisors LLC (the "Company") is organized as a limited liability company under the laws of the State of Delaware. The Managing Member and majority owner of the Company is CPXR, LLC (the "Managing Member").

   The principal business activity of the Company is to provide a range of corporate advisory services to companies, including advice with respect to corporate strategy, mergers, acquisitions, divestitures, restructurings and other investment banking matters. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

   Effective July 15, 2014, the Company became a member of the Financial Industry Regulatory Authority ("FINRA").

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Liquidity – The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of the issuance of these financial statements. In connection with the Company's assessment of going concern considerations in accordance with FASB's Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the Managing Member that are sufficient to fund the working capital needs of the Company through one year from the date of the issuance of these financial statements.

   Uses of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

   Concentrations of Credit Risk – The Company maintains its cash balances at one financial institution, Citibank N.A. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

   Allowance for Credit Losses – In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the company that are subject to the guidance in FASB ASC 326 were trade accounts receivable.

   We adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statement and primarily resulted in new/enhanced disclosures only.

CORPORATE PARTNERS & CO. LLC

NOTES TO FINANCIAL STATEMENTS

Cash and Cash Equivalents - The Company considers short-term investments with original maturities of less than three months to be cash equivalents. The Company places its cash and cash equivalents with major money management institutions.

Income Taxes – As a multi-member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owners. The Managing Member files a New York City unincorporated business tax ("UBT") return and a portion of this tax is allocated to the Company based on its pro-rata earnings. On December 31, 2025, the Managing Member determined that any deferred tax asset created by a net operating loss has been evaluated and at this time has been fully reserved for. The deferred tax asset is a result of the Company's net operating loss which can be carried forward indefinitely. A valuation allowance has been applied to the accumulated net operating loss in determining the realizable deferred tax asset.

On December 31, 2025, the Managing Member determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally, the Managing Member is subject to income tax examinations by major tax authorities during the three-year period prior to the period covered by these financial statements.

Revenue Recognition – The Company recognizes revenue from contracts with customers in accordance with ASC 606, *Revenue from Contracts with Customers*. Revenue is recognized when control of the promised services is transferred to the client in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company's financial advisory engagement agreements typically include two performance obligations:

1. Ongoing financial advisory and consulting services provided throughout the contract term (typically one year), satisfied over time as the client simultaneously receives and consumes the benefits. Fixed consulting/retainer fees allocated to this obligation are recognized ratably (straight-line) over the contract term.

2. Success-based advisory services related to specific capital transactions, satisfied at a point in time upon consummation of a qualifying transaction. Success fees (variable consideration) are recognized when the transaction closes, as this is when it becomes highly probable that a significant reversal of cumulative revenue will not occur.

The transaction price includes fixed consideration (retainer fees) and variable consideration (success fees), with variable amounts estimated using the most likely amount method and constrained until the uncertainty is resolved. Fixed retainer fees are allocated entirely to the ongoing advisory performance obligation per the contract terms.

Significant judgments include determining that ongoing advisory services represent a single performance obligation satisfied over time (due to continuous support such as strategic advice and investor outreach) and assessing the constraint on variable consideration for success fees.

The Company provides corporate advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to

determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities on the statement of financial condition.

There are contract liabilities of $205,000 and $0 as of January 1, 2025 and December 31, 2025, respectively. There are accounts receivable of $20,000 and $32,500 as of January 1, 2025 and December 31, 2025, respectively. Accounts receivables are carried at cost.

Deferred Revenue - Deferred revenue for customer contracts represents amounts collected from, or invoiced to, customers in advance of revenue recognition. The balance of deferred revenue will increase or decrease based on the timing of invoices and recognition of revenue. Significant changes in our deferred revenue liability balances during the year ending December 31, 2025 were as follows:

	Deferred Revenue
Balance at beginning of year	$ 205,000
Revenue recognized included in deferred revenues at beginning of year	(205,000)
Increase in deferred revenue due to cash received in advance	-
Balance at end of year	$ -

3. **RELATED PARTY TRANSACTIONS**

In accordance with the Expense Sharing Agreement dated November 5, 2013, as most recently amended on October 1, 2023, Corporate Partners II Management LLC (the "Affiliate") charged the Company for its allocated share of certain overhead expenses, totaling $747,396 for the year ended December 31, 2025.

4. **REGULATORY REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2025, the Company had net capital of $46,950, which was $41,950 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.39 to 1 on December 31, 2025.

5. **COMPLIANCE WITH RULE 15C3-3**

The Company does not hold customers' cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

6. **COMMITMENTS AND CONTINGENCIES**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claim that may result in a loss of future obligations. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

CORPORATE PARTNERS & CO. LLC

NOTES TO FINANCIAL STATEMENTS

7. **SEGMENT REPORTING**

    The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the Managing Member of the Company and it is determined that no additional disclosures are required as the Company has only one reportable segment.

8. **SUBSEQUENT EVENTS**

    The Company evaluated events and transactions occurring after December 31, 2025 through March 6, 2026, which is the date that these financial statements were available to be issued, for potential recognition or disclosure in the financial statements. Based on the Company's evaluation, there are no subsequent events that require disclosure.